 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

March 17, 2020

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on March 17, 2020.

Autonomous City of Buenos Aires, March 17th 2020.

Please quote: C.R. 198972

To

CNV/ MAE

Re.: Answer to BCBA’s letter

We write to you in connection with the relevant event published last March 12th in which we informed the resignation of Mr. Juan Martín Monge Varela as regular director of Banco Macro S.A., in order to attach the letter received on March 16th 2020 from Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange) and our answer thereto.

Sincerely,

Jorge Scarinci

Head of Market Relations

March 13th, 2020

To

The President of

BANCO MACRO S.A.

Delfin Jorge Ezequiel Carballo

Reconquista 314

Autonomous City of Buenos Aires

Re.: Regular Director’s Resignation

I write to you pursuant to the activities delegated to this Stock Exchange under section 32, subsection b) of Law 26831, as amended, en connection with the matter of the reference, which originated your letter sent on the date hereof.

In this regard, we request you send a supplementary letter, which we shall disclose to the investing public, mentioning the reasons for Mr. Jan Martín Monge Varela’s resignation as Regular Director of the company, all in accordance with the provisions of section 23, subsection a), paragraph 8) of the Listing Rules and Regulations and section 3º, subsection 3) of Article II, Chapter 1, Title XII “Transparency in Public Listing of the Rules and Regulations of the Argentine Securities Exchange Commission.

Sincerely,

ROBERTO CHIARAMONI

Head of Technical and Negotiable Instruments Department

Buenos Aires Stock Exchange

Autonomous City of Buenos Aires, March 17th 2020

To

BYMA

Re.: Answer to Letter CR 198972

In connection with the above captioned matter, please be advised that Mr. Juan Martín Monge Varela has communicated his resignation as regular director of Banco Macro S.A. due to strictly personal reasons.

Sincerely,

Jorge Scarinci

Head of Market Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 17, 2020

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer